[Missing Graphic Reference]	William J. Evers Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street Newark, NJ 07102 Tel (973) 802-3716 William.evers@prudential.com

FILED VIA EDGAR CORRESPONDENCE

March 26, 2015

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
Registration Statement on Form N-4 (File No. 333-192701)

Pruco Life of New Jersey Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
Registration Statement on Form N-4 (File No. 333-192702)

Dear Ms. Samuel:

The purpose of this correspondence is to respond to Staff comments received orally on March 25, 2015.  The Staff’s comments (with specific page number references) relate to the prospectus that was filed for Pruco Life’s Prudential Premier Investment Variable Annuity (File No. 333-192701) in Post-Effective Amendment No. 1 to the N-4 registration statement.  Also, we are responding to these comments with the understanding that the same comments apply, as applicable, to the other Registration Statement Amendment (referenced above) filed on January 21, 2015.

Upon satisfaction of our revisions and/or further comment, we plan to file a Post-Effective Amendment under Rule 485(b) for each Registration Statement that will include exhibits and financial statements with a consent of our independent auditor.

The Staff’s comments and our proposed responses are below.

1.	Comment:

Clarify whether the new Tax Efficient Annuity Benefit Payout Option is available with existing Annuities or only available with the purchase of an Annuity on and after April 27, 2015, the effective date of the Prospectus.

Response:

We have added the second sentence to the disclosure at the beginning of the Tax Efficient Annuity Benefit Payout Option on the attached page 41 that provides the following:

“The Tax Efficient Annuity Benefit Payout Option is available to contract owners who purchased the Annuity in states where this option has been approved and who have submitted an application dated on or after April 27, 2015.  If you purchased this Annuity prior to April 27, 2015, the Tax Efficient Annuity Benefit Payout Option is not available to you.”

Please call me at (973) 802-3716, if you have any questions.

Sincerely,

Pruco Life Insurance Company

/s/William J. Evers

William J. Evers
Vice President, Corporate Counsel

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Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

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Joint Life Annuity Option. Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.

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Joint Life Annuity Option With a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants’ joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.

We reserve the right to cease offering any of these Other Annuity Options. If we do so, we will amend this Prospectus to reflect the change. We reserve the right to make available other annuity options.

Tax Efficient Annuity Benefit Payout Option

This option is only available with non-qualified annuities.

The Tax Efficient Annuity Benefit Payout Option is available to contract owners who purchased the Annuity in states where this option has been approved and who have submitted an application dated on or after April 27, 2015.  If you purchased this Annuity prior to April 27, 2015, the Tax Efficient Annuity Benefit Payout Option is not available to you.

The Tax Efficient Annuity Benefit Payout Option is an alternate annuity payout option providing variable payments for a certain period of time.  This payout option is an alternative to the other annuity options offered under your Annuity and described in this section of the Prospectus.

The payment amount that is calculated under this option will be based on your Account Value on the same calculation date each year.  If this payout option is elected, you will still have access to your Account Value in the form of partial withdrawals and full surrender rights and are allowed to make transfers among your selected investment options.  Your Tax Efficient Annuity Payments are subject to any applicable CDSC.  Please note that since your payment amount is recalculated each year based on your Account Value, your payments will increase or decrease based on the performance of your underlying Sub-accounts.

The Tax Efficient Annuity Benefit Payout Option may provide a more tax efficient payment stream of income if investment gain exists in your Annuity compared to taking partial surrenders or systematic withdrawals.  Under this option, taxable income is spread out over a period of time in the form of annuity payments representing a combination of both investment gain and cost basis to be distributed at the time of the annuity payment. Investment gain in your Annuity is a requirement in order to elect this option.  Before electing this option, please consult with your Financial Professional and your tax advisor to determine if this option best suits your retirement and income needs.   Please also see the “Tax Considerations” section of this Prospectus for additional information on the Tax Efficient Annuity Payout Option.

 Eligibility for the Tax Efficient Annuity Benefit Payout Option

Under the Tax Efficient Annuity Benefit Payout Option, you may elect to receive annuity payments at any time after your Annuity is issued subject to certain restrictions listed below.  The annuity payment is calculated on the Benefit Valuation Date and each subsequent anniversary of the Benefit Valuation Date as described below.

To elect this option, you must meet the following requirements:

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